FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Franklin, Michael G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    November, 1998

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Vice President - Electronics Manufacturing and Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2. Transaction Date (Month/Day/Year)

   November 23, 1998

3. Transaction Code (Instr. 8)

   Line 1 - Code:  S

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   Line 1- Amount: 194,379 Shares; (A) or (D): Disposed; Price: $5.25 Per Share

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   Line 1 - 69,000 Shares
   Line 2 -  6,000 Shares

6. Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

   Line 1 - Indirect
   Line 2 - Indirect

7. Nature of Indirect Beneficial Ownership (Instr. 4)

   Line 1 - Escrow Account - FBO Michael Franklin
   Line 2 - Escrow Account - FBO Debbie Franklin

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

   Line 1 - Call Option

2. Conversion or Exercise Price of Derivative Security

   N/A

3. Transaction Date (Month/Day/Year)

   N/A

4. Transaction Code (Instr. 8)

   N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   N/A

6. Date Exercisable and Expiration Date (Month/Day/Year)

   N/A

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   Line 1 - Title: Common Stock; Amount or Number of Shares: 100,000 Shares

8. Price of Derivative Security (Instr. 5)

   N/A

9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)

   Call options as to 100,000 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses: Mr. Franklin disclaims beneficial ownership of the 6,000 shares of common stock held indirectly by Mrs. Franklin.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Michael G. Franklin                                 December 10, 1998
**Signature of Reporting Person                        Date